Schlitt Investor Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital

Common stock	$	200	
Additional paid-in capital		72,143	
Retained earnings (accumulated deficit)		(11,011)	
Total stockholders' equity			$ 61,332
Less: Non-allowable assets			
Receivables, non-allowable portion		(1,391)	
Prepaid expenses		(3,672)	
Total non-allowable assets			(5,063)
Net capital			56,269

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	911	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 51,269
Ratio of aggregate indebtedness to net capital		0.24 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See independent auditor's report